HUNTON & WILLIAMS LLP

BANK OF AMERICA PLAZA

SUITE 4100

600 PEACHTREE STREET, N.E.

ATLANTA, GEORGIA 30308-2216

TEL 404 • 888 • 4000

FAX 404 • 888 • 4190

DAVID M. CARTER

DIRECT DIAL: 404-888-4246

EMAIL: dcarter@hunton.com

March 3, 2006	FILE NO: 24705.010101

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tangela Richter
Branch Chief
Division of Corporation Finance

Massey Energy Company

Registration Statement on Form S-4 filed January 31, 2006

Registration No. 333-131415

Dear Ms. Richter:

As counsel to Massey Energy Company, a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (Registration No. 333-131415) (the “Registration Statement”), together with exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 24, 2006, to Mr. Thomas J. Dostart, Vice President, General Counsel and Secretary of the Company. Amendment No. 1 has been marked to reflect changes made to the Registration Statement originally filed with the Commission on January 31, 2006. Such changes have been made in response to the Staff’s comments.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to Amendment No. 1.

Securities and Exchange Commission

March 3, 2006

Certain United States Federal Income Tax Considerations, page 68

1.	As you have not filed as an exhibit your tax opinion, we assume that you intend to file a short-form opinion. Please note that the executed short-form opinion must be filed as an exhibit prior to effectiveness. The opinion must state that the disclosure found in the registration statement is the opinion of your counsel.

Response

In response to the Staff’s comment, Amendment No. 1 includes the opinion of Hunton & Williams LLP regarding tax matters as Exhibit 8.1.

2.	Assuming that the disclosure under this caption constitutes the opinion of your counsel, we note that the opinion must be revised to conform to the standards set forth in Item 601(b)(8) of Regulation S-K. The following items should be revised:

•	The caption should reflect the fact that your disclosure addresses all the material federal income tax consequences;

•	The disclosure must include a statement confirming that the disclosure is the opinion of your counsel;

•	The statement “[t]his discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax” suggests that not all material tax consequences have been discussed; and

•	Your counsel’s opinion regarding the matters he is opining upon must be expressed in a firm, conclusive manner. Thus, avoid statements such as “[t]he exchange of outstanding notes should not be a taxable exchange.”

Response

In response to the Staff’s comments, we have revised the disclosure on pages i, 8, 68 and 70.

Securities and Exchange Commission

March 3, 2006

3.	File as an exhibit the consent of the counsel providing the opinion.

Response

In response to the Staff’s comment, Amendment No. 1 includes the consent of Hunton & Williams LLP with respect to its opinion regarding tax matters as Exhibit 23.2.

Legality Matters, page 73

4.	Please revise to state that Hunton & Williams LLP is also opining on the validity of the guarantees underlying the exchange notes.

Response

In response to the Staff’s comment, we have revised the disclosure on page 73.

Opinion of Hunton & Williams LLP

5.	We note that the exchange notes are being issued pursuant to an indenture governed by New York law. Your counsel’s opinion must address whether the indenture is a legally binding contract under New York law. Revise the opinion accordingly.

Response

In response to the Staff’s comment, Amendment No. 1 includes the revised opinion of Hunton & Williams LLP as Exhibit 5.1.

* * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246 or W. Lake Taylor, Jr. at (804) 788-8563.

Sincerely,

/s/ David M. Carter David M. Carter

Enclosure

cc:	Thomas J. Dostart, Esq.

Richard R. Grinnan, Esq.

W. Lake Taylor, Jr., Esq.